UNSECURED PROMISSORY NOTE

$200,000.00

October 1, 2015
Orlando, Florida

For value received, ThrillCorp, Inc., a Delaware corporation (the "Maker"), promises to pay to the order of Polercoaster, LLC, a Florida limited liability company or its assigns (the "Holder"), the principal sum of Two hundred Thousand and no/100 Dollars ($200,000.00), payable as set forth below, with interest thereon as provided below, in such coin or currency of the United States of America as at the time of payment shall be legal tender therein for the payment of public and private debts, and to pay interest (calculated on the basis of a year of 365 days) from the date hereof on the unpaid balance of such principal amount at the interest rate set forth in Section 1, below, and to pay interest at the Default Rate (as defined in Section 2 below) on any overdue principal and interest, from the due date thereof until the obligation of the Maker with respect to the payment thereof shall be discharged. All payments against this Note shall be made at the Holder's principal office at 11536 Lake Butler Blvd., Windermere, FL 34786 or at such other place as the Holder may from time to time designate in writing (which may include by means of electronic correspondence).

1. Interest; Maturity; Payments. Interest on the outstanding principal balance of this Note shall accrue at the applicable federal rate (the "AFR") required by Internal Revenue Code Section 1274 and shall be applied to the weighted average of the principal amount outstanding during each calendar year. Periodic payments of outstanding principal and accrued interest shall not be required with respect to this Note. The entire outstanding principal balance of this Note, together with all accrued interest thereon, shall be payable on September 30, 2018 (the "Maturity Date").

2. Default Rate. If the outstanding principal balance of this Note and all accrued interest thereon are not paid in full when they become due, whether on the Maturity Date or prior thereto upon acceleration, then the outstanding principal balance and all accrued interest thereon shall thereafter bear interest at a rate equal to the lesser of three percent (3%) per annum above the AFR or the highest rate permitted by applicable law (the "Default Rate") until this Note is paid in full.

3. Prepayment. The Maker shall have the right at any time and from time to time to prepay any or all portion of the outstanding balance on this Note without penalty or premium. Any partial prepayment shall be applied in accordance with paragraph 1, above.

4. Application of Payments. Payments received for application to this Note shall be applied first to payment of accrued interest at the rate specified above, if any, and the balance shall be applied in reduction of the principal amount hereof.

5. Security. This Note shall be unsecured as to payment of principal and interest thereon.

6. Default. The failure of Maker to pay the outstanding principal balance of this Note, and the accrued interest thereon when due shall be an event of default hereunder (an "Event of Default"). Upon the occurrence of an Event of Default, the Holder may exercise any right or remedy provided hereunder, at law or in equity. During the existence of any such default, the Holder may apply payments received against this Note as the Holder may determine, subject to the provisions hereof.

7. Waiver. No delay or omission on the part of the Holder in exercising any right or remedy hereunder shall operate as a waiver of such right or remedy or of any other right or remedy under this Note. A waiver on one occasion shall not be construed as a bar to or waiver of any such right and/or remedy on any future occasion.

8. Exchange or Replacement of Notes. The Holder, at its option, may in person or by duly authorized attorney surrender this Note for exchange, at the office or agency of the Maker, and receive in exchange therefor a new Note in the same principal amount as the unpaid principal amount of the Note so surrendered and bearing interest at the same annual rate as the Note so surrendered, each such new Note to be dated as of the date to which interest has been paid, if any, on the Note so surrendered and to be in such principal amount and payable to such person or persons, or order, as such Holder may designate in writing; Provided, however, that the Maker shall not be required to pay, and may require payment by the Holder of a sum sufficient to cover, any tax that may be payable in respect of any transfer involved in the issuance and delivery of any new Note in a name other than that of the Holder of the Note surrendered in exchange therefor. The Holder shall give to the Maker 10 days' prior written notice of such Holder's intention to make such exchange.

Upon receipt by the Maker of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note, and (in case of loss, theft or destruction) of indemnity reasonably satisfactory to it, and upon reimbursement to the Maker of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note, if mutilated, the Maker will make and deliver a new Note of like tenor in lieu of this Note. Any Note made and delivered in accordance with the provisions of this paragraph (b) shall be dated as of the date to which interest has been paid, if any, on this Note.

9. Usury. In no event whatsoever shall the amount paid, or agreed to be paid, to the Holder for the use, forbearance, or retention of the money to be loaned hereunder ("Interest") exceed the maximum amount permissible under applicable law. If the performance or fulfillment of any provision hereof or of any agreement between the Maker and the Holder shall result in Interest exceeding the limit for interest prescribed by law, then the amount of such Interest shall be reduced to such limit. If, from any circumstance whatsoever, the Holder should receive as Interest an amount which would exceed the highest lawful rate, the amount which would be excessive Interest shall be applied to the reduction of the principal balance owing hereunder (or, at the option of the Holder, be paid over to the Maker) and not to the payment of Interest.

10. Governing Law. The loan evidenced by this Note is made in the State of Florida and the provisions hereof will be construed in accordance with the laws of the State of Florida; and such parties further agree that this Note may be enforced in any court of competent jurisdiction and venue in the State of Florida.

11. Successors. This Note and the terms, conditions and obligations herein contained shall be binding upon and inure to the benefit of the parties hereto and each of their respective successors and assigns.

12. Invalidity. Invalidation of any of the provisions of this Note or of any article, paragraph, sentence, clause, phrase or word herein, or the application thereof in any given circumstance, shall not affect the validity of the remainder of this Note.

IN WITNESS WHEREOF, the undersigned has executed this Unsecured Promissory Note as of the date and year first above written.

MAKER:

ThrillCorp, Inc.

By: ______________________________
David Gust, Chief Executive Officer